SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                             -----------------

                               SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             -----------------

                             DEXTER CORPORATION
                         (Name of Subject Company)

                             DEXTER CORPORATION
                    (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE,
                TOGETHER WITH ASSOCIATED RIGHTS TO PURCHASE
                    FRACTIONAL UNITS OF PREFERRED STOCK
                       (Title of Class of Securities)

                                 252165105
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                             K. GRAHAME WALKER
                    CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                             DEXTER CORPORATION
                               ONE ELM STREET
                   WINDSOR LOCKS, CONNECTICUT 06096-2334
               (Name, address and telephone number of person
             authorized to receive notice and communications on
                 behalf of the person(s) filing statement).

                              With Copies to:
                             J. MICHAEL SCHELL
                             MARGARET L. WOLFF
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                       NEW YORK, NEW YORK 10036-6522
                               (212) 735-3000




ITEM 1.  SUBJECT COMPANY INFORMATION.

        The name of the subject company is Dexter Corporation, a Connecticut corporation ("Dexter"). The address of the principal executive offices of Dexter is One Elm Street, Windsor Locks, Connecticut 06096-2334. The title of the class of equity securities to which this Statement relates is the common stock, par value $1.00 per share, of Dexter (the "Dexter Common Stock"), together with the associated rights to purchase fractional units of Preferred Stock (the "Rights") issued pursuant to the Rights Agreement, dated as of August 23, 1996, between Dexter and ChaseMellon Shareholder Services, L.L.C., as amended (the "Dexter Rights Plan"). Except where the context otherwise requires, all references herein to the Dexter Common Stock shall include the Rights.

        As of June 29, 2000, there were outstanding 23,195,195 shares of Dexter Common Stock.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

        The filing person is the subject company. Dexter's name, business address and business telephone are set forth in Item 1 above.

        This Statement relates to the offer to purchase all of the outstanding shares of Dexter Common Stock which is described in a Tender Offer Statement on Schedule TO (the "Schedule TO") of ISP Acquisition Corp. (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of International Specialty Products Inc. ("ISP"), filed with the Securities and Exchange Commission (the "Commission") on June 26, 2000. According to the Schedule TO, the Purchaser is offering, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 26, 2000, and in the related Letter of Transmittal (together, the "ISP Offer"), to purchase all of the outstanding shares of Dexter Common Stock for $45 per share, net to the seller in cash, without interest thereon (the "Offer Price").

        According to the Schedule TO, ISP intends, as soon as practicable after consummation of the ISP Offer, to seek to have Dexter consummate a merger or similar business combination with the Purchaser or another direct or indirect wholly-owned subsidiary of the Purchaser (the "Proposed Merger").

        According to the Schedule TO, the principal executive offices of the Purchaser and ISP are located at 1361 Alps Road, Wayne, New Jersey 07470.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Except as described (i) in this Statement and (ii) on pages 23 and 31 through 43 of Dexter's Proxy Statement, dated June 2, 2000 (the "2000 Dexter Proxy Statement"), sent by Dexter to its shareholders in connection with its Annual Meeting of Shareholders, which is filed as Exhibit 2 to this Statement and incorporated herein by reference, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between Dexter or its affiliates and (1) its executive officers, directors or affiliates or (2) the Purchaser, its executive officers, directors or affiliates.

Stock Options and Restricted Stock

        As described on pages 36 and 37 of Dexter's Proxy Statement filed hereto as Exhibit 2, Dexter has entered into severance agreements with its thirteen executive officers. Each of these severance agreements provides, among other things, that upon a change in control of Dexter, and without regard to the termination of the employment of the executive officer, (i) all outstanding and unexercised options theretofore granted to the executive officer by Dexter shall become immediately exercisable in full and (ii) restrictions on all outstanding restricted stock theretofore granted to the executive officer by Dexter shall lapse. A change in control will be triggered under the severance agreements if, among other things, ISP, or any other individual, entity or group, acquires beneficial ownership of 19% or more of Dexter's Common Stock. Currently, ISP owns approximately 9.98% of Dexter's Common Stock.

        The following table sets forth, with respect to each named executive officer and the eight other executive officers as a group, (i) the number of shares of Dexter Common Stock subject to options held by such persons that will become exercisable as a result of a change in control of Dexter and (ii) the weighted average exercise price for such options.


                               Options which           Weighted
                                   become               Average
                                Exercisable         Exercise Price
                               --------------       --------------

K. Grahame Walker                113,001                $46.34
Kathleen Burdett                  34,501                 46.55
David G. Gordon                   45,000                 48.98
John D. Thompson                  18,667                 46.97
Bruce H. Beatt                    18,668                 46.97
Other Executive Officers as a    110,303                 47.54
Group

        The number of shares of restricted stock upon which restriction would lapse held by Messrs. Walker, Gordon, Thompson and Beatt and Ms. Burdett are 48,222, 15,120, 14,774, 13,950 and 21,107, respectively and
56,788 for all other executive officers as a group.

Severance Payments

        As more fully described on pages 36 and 37 of Dexter's Proxy Statement filed hereto as Exhibit 2, each executive officer is a party to a severance agreement and will be entitled to a lump sum cash severance payment upon a qualifying termination of employment with Dexter following a change in control. Upon a qualifying termination of employment, each executive officer will be entitled to a lump sum cash severance payment equal to two hundred percent of the sum of (i) his or her base salary at the time of the qualifying termination and (ii) the highest annual incentive compensation paid to the named executive officer in the three full years immediately prior to the change in control. Upon a qualifying termination after a change of control Messrs. Walker, Gordon, Thompson and Beatt and Ms. Burdett would be entitled to an approximate lump sum cash severance payment of $2,543,000, $873,000, $750,000, $693,000 and $947,000,
respectively.

Executive Incentive Compensation Plan

        As more fully described on page 39 of Dexter's Proxy Statement filed hereto as Exhibit 2, each of Dexter's executive officers, other than the Chief Executive Officer, K. Grahame Walker, participates in Dexter's Executive Incentive Compensation Plan (the "EIC Plan"). Under the EIC Plan, participants are eligible to receive an annual cash bonus based upon personal performance and corporate and/or business unit financial performance. Upon a change in control, which will be triggered under the EIC Plan if, among other things, ISP, or any other individual, entity or group, acquires beneficial ownership of 19% or more of Dexter's Common Stock, the EIC Plan provides that a terminated participant's award will be calculated with an assumed performance factor of 1.00 and a full bonus potential percentage of salary for the period up to the participant's termination of employment.

Executive Supplemental Retirement Plan

        As more fully described on pages 35-36 of Dexter's Proxy Statement filed hereto as Exhibit 2, Dexter has an executive supplemental pension plan (the "SERP") in which each of the executive officers is eligible to participate. The SERP provides for a normal retirement pension that commences upon the first day of the month coincident with or next following a SERP participant's 65th birthday. A SERP participant may request an early payment of his or her pension, in which case the pension will be reduced by an early retirement factor. After a change in control, the reduction attributable to the early retirement factor for participants who have attained age 55 with 10 or more years of service is reduced (i.e., the pension payable is increased).

        Currently, only three executive officers, Messrs. Walker, Benham and McClelland, have attained age 55 with ten or more years of service and would be entitled to an enhanced early retirement pension as a result of the application of the post-change in control early retirement factor.

The 1996 Non-Employee Directors' Stock Plan

        As more fully described on page 23 of Dexter's Proxy Statement filed hereto as Exhibit 2, Dexter maintains the 1996 Non-Employee Directors' Stock Plan (the "Director Plan"). Under the Director Plan, a non-employee director may elect to receive shares of Dexter Common Stock in lieu of all or a portion of the cash retainer he or she is to receive in respect of Board service. Such election must be made in advance of the calendar year in respect of which the retainer is to be paid. The Director Plan provides that a non-employee director may elect to convert shares of Dexter Common Stock otherwise issuable under the Directors Plan to restricted stock. The restrictions upon such stock will lapse upon the non-employee director's death, disability, retirement, or approved termination of service and also upon a change in control. A change in control will be triggered under the Director Plan in much the same manner as under the severance agreements. If a non-employee director ceases to be a director while holding restricted stock, and such cessation is for any reason other than as described above, the restricted stock is forfeited. The number of shares of restricted stock held by each non-employee director pursuant to an election made under the Director Plan is shown below.

Charles H. Curl - 2,451
Peter G. Kelly - 1,791
Jean-Francois Saglio - 0
Henrietta Holsman Fore - 361
Bernard M. Fox - 1,955
George M. Whitesides - 736
Robert M. Furek - 2,451
Martha Clark Goss - 0
Edgar G. Hotard - 1,754

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

        (a) Recommendation of the Dexter Board of Directors

        AS MORE FULLY DESCRIBED BELOW, THE DEXTER BOARD OF DIRECTORS HAS UNANIMOUSLY REJECTED THE ISP OFFER AS INADEQUATE AND NOT IN THE BEST INTERESTS OF DEXTER AND ITS SHAREHOLDERS. THE DEXTER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF DEXTER COMMON STOCK REJECT THE ISP OFFER AND NOT TENDER THEIR SHARES TO THE PURCHASER.

        (b)(i) Background of the ISP Offer; Contacts with ISP

        In 1998 Dexter's management undertook an extensive strategic review of all of Dexter's businesses and operations. As part of this review process, the management reviewed its investment in its majority owned subsidiary, Life Technologies Inc. Life Technologies develops, manufactures and supplies more than 3,000 products used in life sciences, research and commercial manufacture of genetically engineered products. Dexter's management concluded that it was important to acquire the remaining minority equity interest in Life Technologies that it did not own as part of its long-term strategy to focus its efforts and resources on businesses with strong market positions, and in particular to serve as the platform from which to develop a broader participation in the life sciences market. In furtherance of this strategy, on July 7, 1998, Dexter proposed to acquire the remaining outstanding shares of Life Technologies that it did not own at a price of $37.00 per share in cash. Following receipt of Dexter's proposal, the Life Technologies Board of Directors formed a special committee consisting of Thomas H. Adams, Ph.D., Frank E. Samuel, Jr. and Iain C. Wylie to consider and respond to the proposal. The special committee retained a financial advisor and legal counsel. After evaluating Dexter's proposal with the assistance of its financial and legal advisors, on September 14, 1998, the special committee determined that $37.00 per share would not adequately compensate the public shareholders for the inherent value of their shares. On October 27, 1998, the special committee informed the Life Technologies Board of Directors that the special committee was not prepared to recommend Dexter's proposal to the public shareholders. In response to the special committee's findings, Mr. K. Grahame Walker, Chairman of the Board and Chief Executive Officer of Dexter, withdrew Dexter's $37.00 per share proposal in a letter he presented to the Life Technologies Board. The letter stated:

               "Dexter has determined that it is desirable to initiate a process to enable the LTI public stockholders to accept this attractive price in a timely manner and to end the uncertainties which have arisen over the past three-and-a-half months. Accordingly, Dexter will shortly commence a tender offer for all of the outstanding shares of LTI that it does not currently own at a cash price of $37.00 per share."

        In light of the withdrawal of Dexter's proposal, the Life Technologies Board disbanded the special committee, over the objection of its three members, because in the view of the five Dexter-affiliated directors who voted to disband the special committee there appeared to be no purpose in continuing its existence. After the special committee was disbanded, two of the three members of the special committee resigned from the Board. On November 2, 1998, Dexter commenced an all cash tender offer for the outstanding shares of Life Technologies at $37.00 per share and the tender offer would be followed by a merger in which all shares not purchased in the offer would be acquired for $37.00 per share.

        On November 16, 1998, Life Technologies filed a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC in which Life Technologies disclosed that the Life Technologies Board would remain neutral and express no opinion with respect to Dexter's tender offer, since a majority of the Life Technologies Board was affiliated with Dexter. The
Schedule 14D-9 discussed the special committee's findings, including its determination that Dexter's $37.00 per share proposal would not adequately compensate Life Technologies' public stockholders for the inherent value of their Life Technologies shares. In particular, the members of the special committee believed that Dexter's $37.00 per share proposal omitted "significant components to LTI's long term inherent value and earning power. Foremost among these is the value of the products in LTI's R&D pipeline that have not been commercialized."

        On December 7, 1998, Dexter amended its tender offer by increasing the purchase price from $37.00 per share to $39.125 per share. Dexter's offer expired on December 22, 1998, at which time Dexter purchased all shares tendered resulting in Dexter's owning approximately 71% of the outstanding shares of Life Technologies.

        Since the completion of its tender offer in December 1998, Dexter has been pursuing what it believes to be a shareholder value growth strategy by focusing on life sciences. In particular, it has been attempting to acquire 100% of Life Technologies. Virtually contemporaneously with Dexter's publicly announced efforts to maximize value for all Dexter shareholders by pursuit of its life sciences strategy, we believe ISP and its Chairman of the Board, Samuel J. Heyman, have been frustrating Dexter's efforts. Specifically, as Dexter was pursuing its public tender offer at $39.125 per share in cash for all outstanding Life Technologies shares, ISP was engaged in an open- market purchase program resulting in ISP's acquiring 15% of the Life Technologies shares. On November 20, 1998, ISP filed a Schedule 13D with the SEC revealing its ownership in Life Technologies and stating that it acquired its shares because the Life Technologies shares were "substantially undervalued," and that it considered its "equity position to be for investment purposes only." ISP said it had no present plans or intentions that would result in or relate to an acquisition of LTI, a change in LTI's board of directors or any other change in LTI's business or corporate structure, among other things. ISP's Schedule 13D revealed that ISP embarked on its open- market purchase program on September 23, 1998 by purchasing 7,500 shares at $35.75 per share.

        ISP's share ownership position and group formation, creating a block of more that 20% of the outstanding Life Technologies shares, gave it a veto over any amendments to Life Technologies' certificate of incorporation and to other extraordinary corporate transactions that did not receive the requisite Board approval. In practical effect, ISP's ownership position made it extremely difficult - if not impossible - for Dexter to pursue any value creation strategy through Life Technologies because many of the transactions or steps it might take, such as a spin-off or merger or joint venture, were likely to need ISP's cooperation. In addition, one potential merger-of-equals partner with whom Dexter had a brief discussion took the position that it could not proceed with Dexter until Dexter resolved the uncertainties posed by ISP. For these and similar reasons, Dexter believes that ISP's actions were instrumental in preventing Dexter from realizing cost savings and cash flow benefits that could have been achieved from owning 100% of Life Technologies as well as the ability to secure its platform for growth in life sciences.

        Contemporaneously with establishing its position in Life Technologies, on September 15, 1998, ISP embarked on an open-market purchase program in the Dexter shares. ISP first announced its ownership position in Dexter in a Schedule 13D filed with the Commission on April 22, 1999, once again stating that the purpose of its purchases was that the shares were "undervalued" and that it had acquired the shares "for investment purposes only." ISP continued to acquire (and on a number of occasions, sell) Dexter shares through September 1999, until its publicly reported ownership reached 9.98% of Dexter's outstanding shares.

        On October 4, 1999, the Dexter Board of Directors amended Dexter's Rights Plan to change the definition of "Acquiring Person" in the Rights Agreement by lowering the beneficial ownership percentage threshold required to become an Acquiring Person, and at which the Rights become exercisable, from 20% to 11% of the common shares of Dexter then outstanding and to exclude from the definition of "Acquiring Person" any person who beneficially owns less than 20% of the outstanding Dexter shares and is entitled to report its ownership on Schedule 13G under the federal securities laws. A person is entitled to file a Schedule 13G if, among other things, such person has acquired less than 20% of the securities in the ordinary course of business and not with the purpose nor the effect of changing or influencing the control of the issuer.

        At the request of Mr. Heyman, representatives of Dexter met with representatives of ISP on December 3, 1999. Dexter had requested an agenda for the meeting, but Mr. Heyman declined to provide one. At the meeting the ISP representatives expressed their belief that Life Technologies, with its higher growth and higher margins, could better fulfill its potential as an independent entity or in combination with another similarly strategically situated company, rather than in combination with Dexter. The ISP representatives argued that there are no apparent synergies between Dexter and Life Technologies that would justify Dexter's continued control of Life Technologies and, as an independent company, Life Technologies would likely have greater access to the capital markets and receive a higher level of analyst coverage. They recommended that Dexter and Life Technologies be separate corporate entities. Mr. Heyman specifically recommended that Dexter spin off Life Technologies to Dexter shareholders, which he claimed could be accomplished tax-free, a claim which he subsequently recanted after Dexter proposed a meeting of tax experts to explore whether a tax-free spinoff could work. Nevertheless, Mr. Heyman continued to say publicly that he had offered "to work with Dexter to try to develop a tax efficient strategy . . . to separate Dexter and Life Technologies" and that "a tax-free spin-off of Dexter's LTI shares is not a 'key aspect' of, or even related in any way to, ISP's $45 per share acquisition proposal."

        The December 3 meeting was rather short, approximately 45 minutes, and concluded without any mutual understanding or agreement to meet or speak again in the future. The Dexter representatives did inform the ISP representatives that they intended to give ISP's proposals additional thought and might share further reactions with ISP, but Mr. Heyman somewhat curiously indicated that he might confirm some of his own thoughts expressed in the meeting in a follow-up letter to Dexter. The Dexter representatives did not respond.

        Without giving Dexter an opportunity to explain what Dexter believed were the serious fallacies in ISP's recommendations, including the potentially enormous tax cost associated with such a separation, just 11 days later ISP proposed to acquire Dexter for $45.00 per share in cash, subject to the execution of a mutually acceptable merger agreement. In Mr. Heyman's letter of December 14, 1999, to Mr. Walker, Mr. Heyman stated:

               "In addition, if you would provide us additional information on Dexter Corporation and Life Technologies that justifies an increased price we would be willing to pay more. We would be willing to enter into a confidentiality agreement in connection therewith (but not any such agreement that would limit our rights as shareholders)."

        It was not until ISP filed its December 14, 1999 letter in an amendment to its Schedule 13D that ISP revealed to the Dexter shareholders that it had changed its "investment only" purpose for acquiring its Dexter investment.

        Following a careful consideration of ISP's $45.00 per share proposal with its financial and legal advisors, on December 23, 1999, the Dexter Board of Directors unanimously concluded that ISP's proposal was both inadequate and contrary to the best interests of the shareholders of Dexter and rejected it. The Board's conclusions were based upon the following factors and considerations:

        o The opinion of Dexter's financial advisor, Lehman Brothers Inc., that the $45 per share was inadequate from a financial point of view
        o The fact that ISP's proposal was unfinanced and that, even if it could be financed, the resulting entity would be very highly leveraged
        o The absence of any details of the proposal, such as a merger agreement or a term sheet outlining proposed terms and conditions of an ISP acquisition
        o The Board's belief that long-term shareholder value would be better served by continued pursuit of Dexter's plan for growth through life sciences
        o Mr. Heyman's involvement with Union Carbide in 1985, CBI in 1986, Borg-Warner in 1987 and Cabot Corporation in 1988 where he generally acquired an investment in the company, made an acquisition proposal at a low price and ultimately sold his position in the company at a profit -- a pattern of which the Board was informed based on publicly available information

        In an effort to pursue aggressively a strategic plan Dexter believed would maximize value for all Dexter shareholders by focusing on life sciences, initially through the acquisition of 100% of Life Technologies, on January 20, 2000, Dexter announced that it had sent a letter to Life Technologies proposing to acquire all of the remaining outstanding Life Technologies shares that it did not own in a merger transaction at $49.00 per share in cash. Dexter's letter indicated that before a definitive agreement could be signed and before the Life Technologies Board of Directors responded to the proposal, Dexter needed appropriate indications of support for the merger from ISP and the other "group" members who filed the Schedule 13D concerning the Life Technologies shares.

        Rather than allow Dexter to pursue its growth strategy by supporting Dexter's $49.00 per share merger proposal with Life Technologies, Mr. Heyman once again embarked on what we consider to be a program of frustrating the Dexter Board's longstanding and considered strategy it believed would maximize value for all Dexter shareholders by becoming a preeminent life sciences supplier by commencing his proxy contest to elect his hand- picked directors and to seek approval of the other ISP proposals. On January 27, 2000, Mr. Heyman sent Mr. Walker a letter indicating that ISP intended to present the Board Size Bylaw Proposal, the Additional Directors Election Proposal, the Omnibus Proposal and the other ISP Proposals at the annual meeting and solicit proxies in favor of the proposals. On January 27, ISP also gave written notice to Dexter of its intention to bring these proposals before the annual meeting. Mr. Heyman's letter contained no mention of litigation. Nonetheless, in addition to diverting Dexter management's attention from Dexter's business and operations with his proxy contest, Mr. Heyman also commenced litigation in support of his proxy fight in the United States District Court in the District of Connecticut.

        Following a special meeting of the Dexter Board of Directors on February 8, 2000, Dexter took the following actions:

        o Dexter offered both ISP and Chase Securities Inc., ISP's financial advisor, the opportunity to review confidential business and financial information for the purpose of determining whether they would be willing to increase their $45.00 per share proposal to acquire Dexter.

        o Dexter amended its rights plan to address ISP's concerns evidenced by its shareholder proposals in a manner that Dexter believes to be fair, even-handed and in the best interests of its shareholders. Specifically, Dexter amended the Rights Agreement to cause the rights to be inapplicable to any tender or exchange offer that:

               o      is for all outstanding shares,
               o      is fully financed,
               o is, in the Board's reasonable judgment, substantially unconditional,
               o remains available to Dexter shareholders for 60 days, and
               o assuming all of the foregoing conditions are met, Dexter's investment banker opines is at a price that is fair to the Dexter shareholders.

        o Dexter requested that ISP make whatever financing commitment letters that it had received public so that shareholders could evaluate the terms, conditions and sufficiency of ISP's financing arrangements for its $45.00 per share cash proposal.

        o Dexter offered a meeting among its tax advisors and those of ISP for the purpose of understanding how ISP would separate Life Technologies on a tax-free basis.

        On Wednesday, February 23, 2000, ISP entered into a confidentiality agreement and a total of 20 different representatives of ISP, 11 different representatives of Chase Securities Inc., one representative from its legal counsel, Weil, Gotshal & Manges, LLP, and one representative of a biotechnology consulting firm visited the Dexter due diligence data room (which contains in excess of 60,000 pages of due diligence material) on 11 separate days. However, ISP never accepted Dexter's offer for a meeting among Dexter's and ISP's tax advisors in order to reach a common understanding with respect to the significant tax implications associated with separating Life Technologies from Dexter.

        Following a meeting of the Dexter Board of Directors, on Monday, February 28, 2000, Dexter issued the following press release:

        "Contact:

         Kathleen Burdett
         John Thompson
         Dexter Corporation
         (860) 292-7675
         or
         Lawrence A. Rand
         Michael Freitag
         Kekst and Company
         (212) 521-4800

        FOR IMMEDIATE RELEASE

            DEXTER BOARD AUTHORIZES EXPLORATION OF STRATEGIC ALTERNATIVES

        WINDSOR LOCKS, CONNECTICUT, February 28, 2000 -- Dexter Corporation (NYSE:DEX) said today its Board of Directors has authorized the Company's management and its financial advisor, Lehman Brothers, to explore all strategic alternatives that may be available to Dexter to maximize shareholder value in the short term.

        K. Grahame Walker, Chairman and Chief Executive Officer of Dexter, said: "Based on the current circumstances that our company is facing, our Board has decided to institute a process in which we will survey all of the Company's available options. Several specific factors contributed to the Board's decision, including the acquisition by International Specialty Products, Inc. (NYSE:ISP) of a blocking position in Life Technologies, Inc. (OTC Bulletin Board:LTEK) that made it impossible for Dexter to complete our plan to achieve 100 percent ownership of LTI as a platform for implementation of Dexter's life sciences growth strategy."

        "Rather than negotiate a reasonable exit from LTI," Mr. Walker continued, "ISP instead launched a proxy contest for control of Dexter's Board with an unfinanced and inadequate $45 negotiation proposal. The Board strongly believes and has confidence in the long-term prospects for Dexter's growth strategy. However, ISP's self-serving insistence on a debate confined to a short-term focus coupled with ISP's ability to prevent Dexter from effectively implementing its growth strategy made it necessary to explore all other options at this time."

        Dexter emphasized its Board has made no decision to sell the Company at this time, but said every available alternative -- including a merger or sale of the company, a financial restructuring, or a spin-off or sale of one or more of the Company's businesses -- would be examined and considered. In pursuit of that objective, third parties will be invited to sign confidentiality agreements, review comprehensive data room materials and receive Dexter management presentations. The Company has entered into a confidentiality agreement with ISP, and, as of February 24, three representatives of ISP and 10 representatives of ISP's financial advisor, Chase Securities, began to visit Dexter's data room. There can be no assurance that these discussions will result in a transaction or other action by Dexter.

        Any statements in this press release that are not historical facts are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those stated in such statements. These and other risks are detailed in the Company's filings with the Securities and Exchange Commission.

        Dexter Corporation is a global specialty materials supplier with three operating segments: life sciences, nonwovens, and specialty polymers. The company supplies specialty materials to the aerospace, electronics, food packaging, and medical markets. . . ."

        On March 21, 2000, Mr. Walker wrote the following letter to Mr. Heyman:

        "Dear Mr. Heyman:

               On March 10, 2000, our financial advisor Lehman Brothers sent you a letter inviting you to submit a non-binding written indication of interest for the purchase of Dexter or one or more of its businesses. Lehman's letter requested that your proposal be submitted by Noon (EST) on March 24, 2000.

               In view of the conflict and disharmony that have plagued the contacts and communications between our two companies, I believe it is appropriate to address a few special comments to ISP alone with respect to this process.

               First, this is a serious and deliberate process. . . .Second, the Board of Dexter is unconstrained by any objective or bias except what is best for the shareholders. Put differently, what will count in this process is price and certainty -- nothing else. Third, Lehman's invitation on our behalf is genuine because the Dexter Board wants ISP to submit its best possible competitive proposal. Please understand that Dexter will negotiate any proposal with ISP, provided the proposal is competitive as to price and likely to be consummated. Fourth, your tactics and strategy in this process are, of course, up to you and your Board, but I want to caution you it is critical to your staying in the running to acquire Dexter that you submit a competitive proposal this Friday. You can be assured that the Dexter Board will be interested only in what is submitted on Friday afternoon, and not in the rhetoric of your proxy campaign nor in some new threat of litigation.

               Let me also remind you what I have previously advised both you and Mr. Kumar. Dexter has made an extraordinary effort to accommodate ISP in its due diligence investigation. Since February 23, a total of 19 different representatives of ISP and 11 different representatives of Chase Securities Inc. have visited the data room on 6 separate days -- a data room that contains more than 60,000 pages of materials. Seven of your representatives and 3 Chase representatives have visited on more than one occasion. A total of approximately 40 hours of data room time has been dedicated to various subgroups of these 30 people conducting your due diligence investigation. Nothing short of a voluminous quantity of information from the data room has been copied and sent to either ISP or Chase or both of you. This Thursday, March 23, we have scheduled a management presentation for 5 ISP representatives and 4 Chase representatives to be given by senior management of our corporation.

               As I said, all proposals are due on Friday. Depending upon the responses to this invitation, we anticipate there will be a more select group of bidders proceeding into a second round. However, we are telling participants that, if the circumstances warrant, Dexter would be willing to consider and perhaps respond to a pre-emptive proposal. For this and other reasons, you should assume that the only sure means for staying in the process is to submit a competitive proposal. If you fail to do so, you will have no assurance either that you will be included in the next round or, indeed, that there will be a next round. Specifically, you should anticipate the possibility that Dexter could, in appropriate circumstances, respond to requests for a "lock-up" or "break-up" arrangements from a pre-emptive bidder that make it materially more expensive for any other bidder to compete thereafter. Naturally, if ISP would like to submit a pre-emptive proposal, we would be willing to discuss its implications with you and your advisors as well.

               If you have any questions, let me suggest that you have Chase Securities discuss them with Lehman or Weil Gotshal discuss them with Skadden Arps.

                                       Sincerely,

                                       /s/ K. Grahame Walker"

        On March 23, 2000, Mr. Heyman wrote a letter to Mr. Walker stating that ISP's board had authorized an increase in the price of ISP's cash merger proposal from $45.00 to $50.00 per share. Mr. Heyman attached to this revised proposal a commitment letter from Chase Securities to provide senior credit facilities in the aggregate amount of up to $1.825 billion in order to finance ISP's acquisition of Dexter. Mr. Heyman further stated:

        "If we receive the proper cooperation from Dexter in connection with the balance of the due diligence process and Dexter can demonstrate the value of the Company would justify a higher price, we would consider increasing this price as well."

        In response to Mr. Heyman's letter, on March 23, 2000, Dexter issued the following press release:

        "Contact:

        Kathleen Burdett
        John Thompson
        Dexter Corporation
        (860) 292-7675
        or
        Lawrence A. Rand
        Michael Freitag
        Kekst and Company
        (212)521-4800

        FOR IMMEDIATE RELEASE

        DEXTER TO REVIEW REVISED OFFER FROM ISP; CONTINUES EXPLORATION OF STRATEGIC ALTERNATIVES

        WINDSOR LOCKS, CONNECTICUT, March 23, 2000 - Dexter Corporation (NYSE:DEX), said today that it has received a letter from International Specialty Products (NYSE:ISP), increasing its cash merger proposal to $50 per share of Dexter common stock. Dexter's Board of Directors plans to give this revised proposal full consideration.

        As announced last February 28, the Dexter Board has authorized the Company's management and its financial advisor, Lehman Brothers, to explore all strategic alternatives that may be available to Dexter to maximize shareholder value in the short term.

        K. Grahame Walker, Chairman and Chief Executive Officer of Dexter, said: "Today's announcement from ISP confirms our view of ISP's previous proposal of $45 per share as inadequate. The Board will evaluate ISP's new proposal along with all other alternatives presented to us as part of our program to maximize value in the short term."

        As previously announced, the Dexter Board is examining and considering a wide range of alternatives - including a merger or sale of the Company, a financial restructuring, or a spin- off or sale or one or more of the Company's businesses in order to achieve maximum value for shareholders in the short term. In pursuit of that objective, 29 third parties including ISP have signed confidentiality agreements. Dexter emphasized that every available alternative will be examined and the one that will maximize the value of the Dexter shareholders' investment will be aggressively pursued. Dexter also said that there can be no assurance that these discussions will result in a transaction or other action by Dexter. . . ."

        Also, on March 23, 2000, Dexter's counsel, Skadden, Arps, Slate, Meagher & Flom LLP, received a letter from ISP's counsel, Weil, Gotshal & Manges LLP, requesting an amendment to the Rights Plan Amendment Proposal to reflect the increase in the price of ISP's acquisition proposal from $45.00 to $50.00 per share. Dexter's counsel responded to such letter by reiterating Dexter's belief that ISP's Rights Plan Amendment Proposal is illegal and not a proper subject for action by Dexter's shareholders and suggesting that ISP consider withdrawing its Rights Plan Amendment Proposal in order to eliminate the necessity for explaining why it is advancing an amendment and resolution with a $45.00 per share floor when ISP's proposal is at $50.00 and may be some other number in the future.

        On April 2, 2000, Dexter issued the following press release:

        "Contact:

        Kathleen Burdett
        John Thompson
        Dexter Corporation
        (860) 292-7675
        or
        Lawrence A. Rand
        Michael Freitag
        Kekst and Company
        (212)521-4800

        FOR IMMEDIATE RELEASES

        DEXTER PLEASED WITH FIRST STAGE OF PROGRAM TO MAXIMIZE SHAREHOLDER
          VALUE POSTPONES ANNUAL MEETING TO COMPLETE SALE PROCESS

        WINDSOR LOCKS, CONNECTICUT, April 2, 2000 - Dexter Corporation (NYSE:DEX) announced today that the results of the first stage of its program to maximize the short-term value of its shareholders' investment were very positive. Dexter said that it had received several indications of interest in acquiring the entire company and had also received multiple indications of interest in Dexter's various constituent businesses. Dexter added that selected potential merger partners and buyers are currently receiving management presentations, facility tours and data room access.

        K. Grahame Walker, Chairman of the Board and Chief Executive Officer of Dexter said, "We are very pleased with the results of the first stage of our sale process. Our first priority is to maximize the value of our shareholders' investment in the short term and based on progress to date we expect to be in a position to make a definitive announcement in the next few weeks or so. In the meantime, we are reinforced by the strong support we have received from our shareholders who wish to see the sale process concluded in a deliberate, orderly and successful manner. Based on this and other factors, our Board of Directors has determined to postpone our Annual Meeting of Shareholders until June 30, 2000. Of course, it is our objective to present a definitive transaction to our shareholders well before that date. . . . Dexter cautioned shareholders that there can be no assurance that its discussions to sell the Company will result in the consummation of a sale transaction. . . ."

        Between April 3 and April 18, 2000, of the 17 parties that had submitted indications of interest in acquiring all or part of Dexter, 6 were selected to participate in management presentations, to conduct site visits of Dexter's facilities and to review the due diligence materials in Dexter's data room.

        By letter dated, April 12, 2000, each of the 6 parties participating in the second stage of the sale process, including ISP, was advised by Lehman Brothers that final bids would be due on April 19, 2000, and what the procedures would be for submitting definitive acquisition proposals. Bidders were requested to submit proposals to acquire both the Dexter shares as well as the Life Technologies shares not owned by Dexter. The Lehman Brothers' bid letter also required that each proposal "remain open until May 19, 2000, unless rejected earlier in writing by Dexter."

        Subsequently, Dexter's legal counsel distributed forms of acquisition agreements for both Dexter and Life Technologies to each of the bidders along with an invitation to negotiate the terms of the agreements in advance of the April 19, 2000, submission date. ISP declined this invitation.

        Following the April 19, 2000 bid submission deadline, on April 20, 2000, ISP submitted a proposal only to acquire the outstanding common stock of Dexter but declined to include a proposal to acquire the publicly-held shares of Life Technologies. ISP offered to acquire the Dexter shares at a price per share of $50.00 plus one "contingent value right." The contingent value rights purported to allow Dexter's shareholders to participate in the proceeds from a subsequent sale by ISP of Dexter's shares in Life Technologies if such sale occurred on or prior to September 30, 2001 and the sale price for the shares of Life Technologies was greater than $50.00 per share. However, the term sheet for the contingent value rights provided to Dexter imposed no obligation on ISP to sell Life Technologies in advance of September, 2001. Furthermore, ISP intended to cap the value each right holder would receive to $10.00 per contingent value right The terms of contingent value rights also provided that if ISP were to sell less than 100% of Life Technologies, ISP's shares and Dexter's shares of Life Technologies would be included in the sale on a pro rata basis. ISP'S APRIL 20, 2000 PROPOSAL STATES "ISP'S PROPOSAL IS NOT CONDITIONED ON FURTHER DUE DILIGENCE." In addition, contrary to the instructions provided to ISP by Lehman Brothers as to the length of time bids should remain open, ISP's proposal indicated that it would expire on Monday, April 24, 2000, unless Dexter commenced substantive negotiations with ISP before that time. Following receipt of ISP's proposal, ISP's representatives were advised that Dexter's Board would not be meeting until that Monday afternoon and thus the deadline for their bid was unreasonable.

        Following a meeting of the Dexter Board of Directors, on April 24, 2000, Dexter issued the following press release:

        "Contact:

        Kathleen Burdett
        John Thompson
        Dexter Corporation
        (860) 292-7675
        or
        Lawrence A. Rand
        Michael Freitag
        Kekst and Company
        (212)521-4800

        FOR IMMEDIATE RELEASE

                               DEXTER CONTINUES DELIBERATIONS

        WINDSOR LOCKS, CONNECTICUT, April 24, 2000 - Dexter Corporation (NYSE-DEX) announced that its Board of Directors had met today to review the status of its exploration of alternatives to maximize shareholder value in the short term. The Board received reports concerning proposals received and other pertinent developments. The Board reached no conclusions, but authorized management and its advisors to proceed with next steps in the process.
        . . ."

        On May 1, 2000, Mr. Heyman sent a letter to Mr. Walker stating that ". . . ISP is terminating further discussions with Dexter and continuing its proxy contest . . . ." In response to Mr. Heyman's letter, on May 2,
2000, Mr. Walker sent the following letter to Mr. Heyman:

        "Dear Mr. Heyman:

               This is in reply to your letter of May 1, 2000, which came as a total surprise. The reasons you assign for your precipitous and very public new position require some rebuttal.

               In discussing your April 20 proposal, our representatives expressed to yours the Board's desire for the best possible economics on the best possible contract terms. If you choose to translate those objectives into a characterization of your proposal as unacceptable, so be it. Your suggestion that our representatives "refused to meet" with yours over the April 22-23 weekend does not reflect the facts. In fact, Dexter's representatives offered not only to meet with ISP's representatives, but also to negotiate a transaction if ISP submitted a proposal at a "compelling price," which ISP refused to do. Nonetheless, our representatives were told by yours in telephone discussions that occurred during the April 22-23 weekend that they believed ISP's proposal had flexibility to be increased. Moreover, in response to ISP's self-imposed deadline of Monday, April 24, 2000, our representatives told yours that the Dexter Board would not be meeting until Monday afternoon when it would consider its alternatives. Promptly following the Board meeting, on Monday evening our representatives called yours and said the Board was prepared to authorize a transaction with ISP at a price higher than what ISP was offering and invited ISP to negotiate. Your representatives refused and demanded that ISP be shown all of the bids received by Dexter in its value maximization process, a demand which on its face was unreasonable.

               Your suggestion that Dexter refused to provide ISP with information regarding third party interest in Life Technologies is entirely inaccurate. Not only did Dexter introduce ISP last Thursday to a third party bidder for Life Technologies that had indicated strong interest at an attractive value, but Dexter also acceded to ISP's demand (which was made a non-negotiable condition of proceeding) that Dexter be excluded from any discussions between ISP and the third party. In view of the facts, your contention is hardly credible. Moreover, your position is even less credible when considered in light of the facts that ISP never had a meeting with the third party, that ISP demanded to know the third party's bid as a condition of the meeting and that there were no conversations at all between ISP and the third party after last Sunday.

               Your contention regarding a "creditable alternative to [ISP's] proposals for the Company" is similarly untenable. The problem here is not creditable alternatives. The problem is ISP's determination to frustrate the Board's efforts on behalf of stockholders, to seize control of Dexter as cheaply as possible and to dispose of Life Technologies at a price which allows ISP to keep Dexter's wholly-owned businesses at minimal cost. It is for these reasons that the Dexter Board must be in charge of conducting the auction process. ISP is not interested in paying fair value for the Dexter wholly-owned businesses, nor is it interested in any bidder willing to do so. Based on ISP's conduct during the course of the last weekend, ISP's interest in a Life Technologies bidder only extends to the price such party will pay ISP for that business, an approach which we have previously illustrated to be tax inefficient.

               We will continue to move forward with our program to maximize value in the short term for all Dexter stockholders, which may result in the sale of the assets you are interested to acquire.

                                                 Sincerely,

                                                 /s/ K. Grahame Walker"

        On May 2, 2000, Mr. Heyman sent the following letter to Mr. Walker:

        "Dear Grahame:

               While I believe your May 2nd letter is filled with mischaracterizations, inaccuracies and irrelevancies, it is not productive for you and I to engage in a debate about "who said or did what to whom." Parenthetically, at Dexter's request, we had agreed to keep discussions to which you refer "confidential" - an agreement which we have honored and you have now chosen to ignore.

               The simple fact of the matter is that we have made, in our view, a fair and full offer for Dexter - which Dexter has seen fit to reject. Notwithstanding Dexter's rhetoric and repeated optimistic prognostications as to its progress with respect to the bidding process, we believe that our offer is still the best offer for Dexter, and if your company has a better one, we can only assume that it would have been disclosed by now.

               Your threats to dismember the company with the piecemeal sale of one or more businesses smacks of scorched-earth tactics which, while they may operate to entrench your management, may only destroy shareholder value for Dexter shareholders.

               Finally, whatever our differences, we believe that Dexter has a legal and moral obligation to let its shareholders decide what is in their best interests, and we trust that you will hold to your previously announced commitment to present any transaction to Dexter shareholders for their approval.

                                 Sincerely,

                                 /s/ Samuel J. Heyman"

        On May 5, 2000, ISP filed revised proxy materials in which it stated that the "ISP proposal still stands at $50 per share in cash." On May 15, 2000, Mr. Heyman wrote a letter to Mr. Walker stating that "we have been struggling for quite some time now to just keep our $50 per share proposal in place," and on May 23, 2000, Mr. Heyman wrote "This is to advise you that ISP is withdrawing herewith the increase in its proposal to acquire Dexter from $45 to $50 per share."

        On May 17, 2000, Mr. Walker sent the following letter to shareholders:

        "Dear Fellow Shareholder:

               I would like to update you on a number of important developments that have occurred at Dexter Corporation over the last few months.

               As you know on February 25, 2000, the Dexter Board of Directors authorized management and our financial advisors, Lehman Brothers Inc., to explore all strategic alternatives available for Dexter to maximize shareholder value in the short term. The Board of Directors authorized this action in response to International Specialty Products Inc.'s unilateral attempt to seize control of your company by waging a proxy contest and proposing to acquire your company in a negotiated merger transaction which at that time was unfinanced and purported to offer $45.00 per share in cash. By virtue of the sale process we have instituted, we have succeeded in causing ISP to increase the price of its proposal to $50.00 per share and to obtain a financing commitment from The Chase Manhattan Bank to finance its proposal. Nonetheless, we continue to believe that ISP's proposal is quite conditional and does not reflect the full value inherent in Dexter Corporation including its 75% ownership position in Life Technologies, Inc.

        As a result, your Board of Directors has authorized management to take the following important actions:

        o CONTINUE OUR EFFORT TO SELL DEXTER CORPORATION IN A SINGLE TRANSACTION. The parties that expressed interest in acquiring all of Dexter are principally life sciences companies that were interested in acquiring your company in a tax-free stock merger transaction. Unfortunately, the decline in the public equity markets since March has adversely affected the trading prices of their equity securities and, accordingly, the value of the consideration they offered. Nonetheless, we believe there is strong continuing interest in a transaction involving all of Dexter, as well as in a separate and independent acquisition of Life Technologies.

        o PURSUE THE SALE OF THE INDIVIDUAL DEXTER BUSINESSES. At the end of the initial stage of our sale process, we received a number of significant indications of interest for Dexter's wholly owned businesses -- Nonwoven Materials, Electronic Materials and Adhesive & Coating Systems. We are engaging in discussions with these bidders in order to firm up their indications of interest. . . .

        o PROVIDE ISP WITH ACCEPTABLE FORMS OF ACQUISITION AGREEMENTS FOR BOTH DEXTER CORPORATION AND LIFE TECHNOLOGIES. On April 20, 2000, ISP, in connection with its proposal to acquire Dexter at $50.00 per share plus one contingent value right (which purports to allow Dexter's shareholders to participate in the proceeds from a subsequent sale by ISP of Dexter's shares in Life Technologies under certain circumstances), submitted to us its proposed changes to our form of acquisition agreement for Dexter. We had also provided to ISP a form of agreement to acquire the remaining publicly traded minority shares of Life Technologies. ISP declined to submit a proposal to acquire the Life Technologies minority. Our legal advisors, Skadden, Arps, Slate, Meagher & Flom LLP, discussed with ISP's legal advisors the changes to the proposed form of acquisition agreement, focusing specifically on those changes that created uncertainty for our shareholders that ISP's proposed acquisition would close-- promptly and upon the terms agreed by the parties. Similarly, they discussed the conditional nature of the commitment letter from The Chase Manhattan Bank.

               We have sent to ISP a revised form of acquisition agreement for Dexter Corporation and for Life Technologies taking into account those changes from ISP that we believed reasonable under the circumstances. More significantly, we have told ISP that we are prepared to enter into an acquisition transaction with them, largely on the terms and conditions they have requested, if they insert into our forms of agreement a price for Dexter and a price for Life Technologies that represents a full and fair value for the shareholders of each company.

               We are pursuing this three-pronged course of action at this time because we believe that all opportunities should be explored simultaneously. It is only at the end of this process that we can ensure you will have received the best available transaction.

               Please understand that we have no interest in delay and are working expeditiously to create for you the very best transaction available -- whether it's a transaction with ISP or with other purchasers of the individual Dexter businesses. OUR ONLY INTEREST IS ENSURING THAT YOU RECEIVE THE HIGHEST VALUE FOR YOUR SHARES AS PROMPTLY AS POSSIBLE.

               We appreciate the support you have shown us during this difficult time.

                                       Sincerely,

                                       /s/ K. Grahame Walker
                                       Chairman and Chief Executive Officer

        Note -- We are required to include with all communications regarding our program to maximize value for our stockholders the following cautionary statement -- 'No assurance can be given that shareholder value will be maximized.' . . ."

        ON MAY 30, 2000, THE FEDERAL DISTRICT COURT IN CONNECTICUT RULED THAT ISP'S SHAREHOLDER PROPOSALS SEEKING TO INCREASE THE SIZE OF THE DEXTER BOARD AND TO ELECT A MAJORITY OF THE MEMBERS OF THE DEXTER BOARD ARE ILLEGAL UNDER DEXTER'S CERTIFICATE OF INCORPORATION AND CONNECTICUT LAW. On June 14, 2000, the Court entered an order directing the entry of final judgment dismissing the count of the complaint relating to the increase in the size of the Dexter Board. On June 20, 2000, ISP filed a notice of appeal to the United States Court of Appeals for the Second Circuit from the Court's May 30, 2000 ruling.

        From mid-May until early-June, various parties interested in acquiring one or more of Dexter's wholly owned businesses conducted comprehensive due diligence investigations, including meetings with management representatives. In addition, during the first week of June, counsel to Dexter circulated forms of asset acquisition agreements to such prospective purchasers. Each interested party was requested to submit its final bid prior to the close of business on June 9, 2000.

        On June 10, 2000, the Dexter Board of Directors met telephonically with members of management and its financial and legal advisors to review and consider the bids received the prior evening. The Board authorized management and its advisors to proceed as promptly as practicable to negotiate definitive acquisition agreements for the sale of Dexter's wholly owned businesses.

        Between June 13, 2000 and June 19, 2000, representatives of the purchasers and their financial and legal advisors completed their remaining due diligence investigations and negotiated the terms of definitive acquisition agreements with representatives of Dexter and its legal and financial advisors.

        On June 18, 2000, the Dexter Board met with its legal and financial advisors to review the status of negotiations with the various prospective purchasers of Dexter's wholly owned businesses. At such meeting Lehman Brothers reviewed with the Board the financial terms of the transactions currently being negotiated, and Dexter's legal advisors summarized the terms of the agreements that were under negotiation.

        On June 19, 2000, the Dexter Board met telephonically. Dexter's legal advisors updated the Board on the status of negotiations with the various potential buyers. In addition, Lehman Brothers delivered its oral opinion, which was later confirmed in writing, to the effect that, from a financial point of view and subject to the matters discussed in its opinion, the consideration to be received by Dexter in connection with the sale of Dexter's Nonwoven Materials business pursuant to the proposed form of asset purchase agreement between Dexter and Ahlstrom Paper Group Oy was fair to Dexter. Lehman Brothers also delivered its oral opinion, which was later confirmed in writing, to the effect that, from a financial point of view and subject to the matters discussed in its opinion, the consideration to be received by Dexter in connection with the sale of its Electronic Materials, Adhesives and Polymers Systems businesses pursuant to the proposed agreement with Loctite Corporation was fair to Dexter. The Dexter Board of Directors then authorized Dexter to enter into such transactions, subject to the satisfactory finalization of definitive asset purchase agreements.

        During the evening of June 19, 2000 and the following day, representatives of Dexter and representatives of each of the prospective purchasers and their respective legal advisors finalized the terms of definitive asset purchase agreements.

        On June 20, 2000, ISP sent a letter to Dexter announcing its intention to commence the ISP Offer. The Dexter Board of Directors reconvened late in the afternoon of June 20. Dexter's legal advisors reviewed with the members of the Board the terms of the Loctite and Ahlstrom acquisition agreements. In addition, Lehman Brothers reconfirmed its fairness opinions with respect to each of the proposed sales. Shortly thereafter, each of the acquisition agreements was signed and delivered.

        After Dexter signed the Loctite and Ahlstrom agreements, it issued the following press release:

        "Contact:

        Kathleen Burdett
        John Thompson Dexter Corporation
        860.292.7675
          or
        Lawrence A. Rand
        Michael Freitag
        Kekst and Company
        212.521.4800

        FOR IMMEDIATE RELEASE

                  DEXTER SELLING ASSETS FOR $675 MILLION IN CASH

                      CONTINUES TO PURSUE PROGRAM TO REALIZE
                         FULL VALUE FOR LIFE TECHNOLOGIES

        WINDSOR LOCKS, CONNECTICUT, June 20, 2000 - Dexter Corporation (NYSE:DEX) today announced it has signed two definitive asset sale agreements for a total of $675 million in cash - one covering its Electronic Materials, Adhesives and Polymer Systems businesses and the other covering its Nonwoven Materials business. In addition, the Company said it is in active discussions regarding a potential sale of its Coatings business, which would then complete the sale of all the wholly owned businesses.

        K. Grahame Walker, Chairman and Chief Executive Officer of Dexter, said: "We are very pleased to be delivering on our commitment to maximize the value of Dexter's wholly owned businesses for the benefit of all the Company's shareholders. We are now moving forward aggressively to achieve maximum value for the Company's Life Technologies stake."

        Dexter stated that net after-tax proceeds from the two sales are expected to be approximately $530 million. The Company also owns
        18.8 million shares of Life Technologies, Inc. (OTC BB:LTEK) which equates to 0.811 shares of Life Technologies stock per outstanding Dexter share. Life Technologies stock has recently traded in the range of $48 to $50 per share. Dexter currently intends to use approximately $260 million to repay debt. Dexter also said it expects to distribute the net proceeds from all asset dispositions either in connection with a Life Technologies transaction or directly to its stockholders as promptly as possible.

        Details of the proposed transactions are as follows:

        o Loctite Corporation (a member of the Henkel Group) has agreed to buy Dexter's Electronic Materials, Adhesives and Polymer Systems businesses for $400 million in cash. The agreement has been approved by Dexter's Board of Directors and the Management Board of Loctite's parent, Henkel KGaA of Germany. The agreement is subject to the approval of Henkel's shareholder committee (Gesellschafterausschuss) at its regularly scheduled meeting on June 29, 2000. Closing is expected in July 2000, subject to customary regulatory approvals including the Hart-Scott-Rodino Act and other customary conditions. The transaction is not subject to approval of Dexter's shareholders.

        o Dexter's Electronic Materials, Adhesives and Polymer Systems businesses had net sales of $236 million in 1999. Dexter's Coatings business, which is the only part of Dexter's Specialty Polymers segment not being sold to Loctite, had net sales of $47 million in 1999.

        o Ahlstrom Paper Group Oy has agreed to buy Dexter's Nonwoven Materials business for $275 million in cash. The agreement has been approved by the boards of directors of both companies. Although Dexter does not believe shareholder approval is required, at the request of the buyer and for the avoidance of doubt and uncertainty concerning threatened claims by International Specialty Products Inc. (NYSE:ISP), the transaction will be subject to the approval of Dexter's shareholders, which Dexter expects to obtain in the third quarter of 2000. Closing is also subject to the Hart-Scott-Rodino Act and other customary conditions.

               Dexter's Nonwoven Materials business had net sales of $285 million in 1999.

               Dexter also said that it is postponing its annual meeting of shareholders for two weeks, from June 30 to July 14, 2000 to allow adequate time for the dissemination of information and evaluation of the proposed transactions by the Company's shareholders before they are asked to vote for directors.

               In 1999, Henkel generated sales of USD 11.0 billion and employed more than 56,000 people in over 70 countries. Henkel is a world leader in adhesives, surface technologies and oleochemicals. It is also one of the biggest producers of detergents and household cleaners worldwide, and occupies a leading position in cosmetics and toiletries in Europe.

               Ahlstrom Paper Group is a world leader in high value specialty materials made from natural and man-made fibers for labeling, packaging, medical, filtration, building, decorating and many other industrial applications. With approximately 5,000 people in nearly 40 production sites throughout Europe, the Americas and Asia, Group net sales were USD 1.14 billion in 1999.

               Dexter Corporation is a global specialty materials supplier with three operating segments: life sciences, nonwovens, and specialty polymers. The company supplies specialty materials to the aerospace, electronics, food packaging, and medical markets.

        Note - We are required to include with all communications regarding our program to maximize value for our stockholders the following cautionary statement - "No assurance can be given that shareholder value will be maximized. . . ."

        On June 22, 2000, at the request of ISP, the Federal District Court of the District of Connecticut held a telephonic conference during which the Court granted ISP permission to file a motion for a preliminary injunction to seek to enjoin the consummation of Dexter's asset purchase agreement with Loctite Corporation unless the transaction is submitted to a vote of Dexter shareholders. It is ISP's position that this transaction constitutes a sale of all or substantially all of Dexter's assets and thus must be approved by a shareholder vote pursuant to Section 33-831 of the Connecticut Business Corporation Act. Dexter believes ISP's motion is devoid of merit and intends to oppose it vigorously.

        On June 26, 2000, the Purchaser commenced the ISP Offer.

        (ii) Recommendation and Reasons for the Recommendation

        Recommendation

        On June 30, 2000 the Dexter Board of Directors met with Dexter's management and legal and financial advisors to consider the ISP Offer. AT SUCH MEETING, THE DEXTER BOARD OF DIRECTORS UNANIMOUSLY (I) DETERMINED TO REJECT THE ISP OFFER AS INADEQUATE AND NOT IN THE BEST INTERESTS OF DEXTER AND ITS SHAREHOLDERS AND (II) DETERMINED TO RECOMMEND THAT ALL HOLDERS OF DEXTER COMMON STOCK REJECT THE ISP OFFER AND NOT TENDER THEIR SHARES TO THE PURCHASER.

        Reasons for the Dexter Board's Recommendation

        In reaching its conclusions and recommendation described above, the Dexter Board of Directors considered a number of factors, including the following:

        1. The Offer Price is below current market price. The closing price per share of the Dexter Common Stock on the New York Stock Exchange on June 29, 2000, the last trading day prior to the date of this Statement, was $47 3/8, which is higher than ISP's $45 Offer Price.

        2. Opinion of Lehman Brothers that the Offer Price is inadequate. The Dexter Board of Directors has received the written opinion, dated June 30, 2000, of Lehman Brothers to the effect that, as of the date of such opinion and based on and subject to the matters set forth therein, the Offer Price provided for in the ISP Offer was inadequate, from a financial point of view, to Dexter shareholders (other than ISP and its affiliates). A copy of the opinion of Lehman Brothers, which sets forth the matters considered, assumptions made and limitations on the review undertaken by Lehman Brothers, is attached hereto as Annex A. The opinion of Lehman Brothers is addressed to the Dexter Board of Directors, addresses only the inadequacy, from a financial point of view, to the holders of Dexter Common Stock (other than ISP and its affiliates) of the Offer Price provided for in the ISP Offer and does not constitute a recommendation to any shareholder as to whether such shareholder should tender Dexter Common Stock pursuant to the ISP Offer or as to any other matter relating to the ISP Offer. Shareholders are urged to read the opinion of Lehman Brothers in its entirety.

        3. Dexter has entered into two definitive asset sale agreements. On June 20, 2000, Dexter announced that it signed two definitive asset sale agreements for a total of $675 million in cash -- one covering the sale of Electronics Materials, Adhesives and Polymer Systems businesses to Loctite Corporation and the other covering the sale of its Nonwoven Materials business to Ahlstrom Paper Group Oy.

        4. Dexter is in active discussions regarding the sale of its Coatings business. Dexter is in active discussions regarding a potential sale of its Coatings business, which would then complete the sale of all Dexter's wholly owned businesses.

        5. Dexter is moving forward to achieve maximum value for Life Technologies. Dexter is committed to moving forward aggressively to achieve maximum value for Dexter's stake in Life Technologies Inc. The Board of Directors believes that the ISP Offer fails, among other things, to reflect an appropriate valuation for Dexter's shares of Life Technologies which have recently traded in the range of $48 to $50 per share.

        6. The ISP Offer is highly conditional. Specifically, the ISP Offer is subject to the following conditions, among others:

               (a) Minimum Condition. At least 13,489,340 shares of Dexter Common Stock (approximately 57.24% of the total number currently outstanding) must be tendered.

               (b) Rights Condition. The Rights must have been redeemed by the Dexter Board of Directors or ISP must be satisfied, in its sole discretion, that the Rights have been invalidated or otherwise deemed inapplicable to the ISP Offer or the Proposed Merger.

               (c) Business Combination Condition. The acquisition of shares of Dexter Common Stock pursuant to the ISP Offer and the Proposed Merger must have been approved by the Dexter Board of Directors for purposes of Sections 33-841 and 33-844 of the Connecticut Business Corporation Act (the "CBCA") so that the Purchaser can consummate the Proposed Merger as soon as practicable following consummation of the ISP Offer, or ISP must be satisfied, in its sole discretion, that the CBCA is invalid or otherwise inapplicable to the ISP Offer and the Proposed Merger.

               (d) Asset Retention Condition. Dexter may not sell or otherwise dispose of ANY assets of Dexter or its subsidiaries outside the ordinary course of business, including, without limitation, any shares of any subsidiary of Dexter, such as Life Technologies, Inc. In order for this condition to be satisfied, Dexter would need to terminate both its agreement with Loctite and its agreement with Ahlstrom Paper Group (which are referred to in the paragraph numbered 3 above. Moreover, upon the termination of any agreements that Dexter has entered into with respect to the sale or disposition of such assets (including the two mentioned), Dexter may not thereby have incurred any termination fees or other liabilities which, IN THE SOLE DETERMINATION OF ISP, are material.

               (e) Funding Condition. The Purchaser must have available borrowings of $1.775 billion to, among other things, purchase shares of Dexter Common Stock in the ISP Offer, on the terms set forth in the senior credit facilities commitment letter (the "Commitment Letter") issued by The Chase Manhattan Bank and Chase Securities Inc. (together, "Chase") to ISP Opco Holdings Inc., a subsidiary of ISP. If the conditions to funding under the Commitment Letter are not satisfied, the Purchaser will not be able to or obligated to purchase shares of Dexter Common Stock pursuant to the ISP Offer. Conditions to funding under the Commitment Letter include, among other things, that there has been no material adverse change in the business, operations or financial condition of ISP or Dexter and that there has been no material disruption of or material adverse change in financial, banking or capital market conditions that, in the judgment of Chase, could materially impair the syndication of the loan.

               (f) The Director Majority Condition. The Dexter Board of Directors must agree to cause a majority of the Board to be comprised of representatives of ISP immediately following the consummation of the ISP Offer.

        The foregoing discussion of the information and factors considered by the Dexter Board of Directors is not intended to be exhaustive but includes all material factors considered by the Board. The Dexter Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance, and individual directors may have given differing weights to different factors. Rather, the Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

        THE DEXTER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF DEXTER COMMON STOCK REJECT THE ISP OFFER AND NOT TENDER THEIR SHARES TO THE PURCHASER.

        (c) Intent to Tender. To the knowledge of Dexter, each executive officer, director, affiliate or subsidiary of Dexter who or which owns shares of Dexter Common Stock presently intends to hold any shares of Dexter Common Stock that they own of record or beneficially and does not intend to tender any such shares in the ISP Offer.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        Pursuant to a letter agreement dated December 23, 1999, as amended, Dexter retained Lehman Brothers to render financial advisory services to Dexter concerning the unsolicited proposal by ISP to acquire Dexter. Pursuant to its engagement Lehman Brothers will receive customary compensation for its services. In addition, Dexter will indemnify Lehman Brothers and certain related persons against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws.

        Except as set forth above, neither Dexter nor any person acting on its behalf has employed, retained or compensated any other person to make any solicitations or recommendations to shareholders on its behalf concerning the ISP Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        To the knowledge of Dexter, no transactions in Dexter Common Stock have been effected during the past 60 days by Dexter or any executive officer, director, affiliate or subsidiary of Dexter.


ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        Except as set forth in this Statement, Dexter is not currently undertaking or engaging in any negotiations in response to the ISP Offer that relate to (1) a tender offer or other acquisition of Dexter's securities by Dexter, any of its subsidiaries or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Dexter or any subsidiary of Dexter; (3) a purchase, sale or transfer of a material amount of assets of Dexter or any subsidiary of Dexter; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Dexter.

        Notwithstanding the foregoing, the Dexter Board of Directors has determined that Dexter could in the future engage in negotiations in response to the ISP Offer that could have one of the effects specified in the preceding sentence, and the Dexter Board of Directors of Dexter has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the previous sentence might jeopardize any discussions or negotiations that Dexter might conduct. Accordingly, the Dexter Board of Directors has adopted a resolution instructing management not to disclose the possible terms of any transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may be required by law.

        Except as set forth in this Statement, there are no transactions, resolutions of the Dexter Board of Directors, agreements in principle or signed contracts in response to the ISP Offer that relate to one or more events referred to in the first paragraph of this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

        Litigation. On January 27, 2000, ISP commenced a lawsuit against Dexter and certain members of Dexter's Board of Directors in the United States District Court for the District of Connecticut entitled INTERNATIONAL SPECIALTY PRODUCTS INC. AND ISP INVESTMENTS INC. V. DEXTER CORPORATION, ET AL., Civil Action No. 3:00 CV 157 (JBA). ISP's second amended complaint alleges, among other things, that Article X of Dexter's Bylaws (insofar as it may provide for a two-thirds supermajority vote of the shareholders to amend the bylaws) violates Section 33- 807 of the Connecticut Business Corporation Act and is therefore invalid; that Dexter's poison pill violates Section 33-665 of the Connecticut Business Corporation Act and is therefore invalid; that shareholders have the right to vote on the Nominee Election Proposals, Shareholder Rights Proposals and Voting Rights Proposals, as such terms are defined therein, at the 2000 Annual Meeting; that Dexter is prohibited from postponing its 2000 annual meeting of shareholders beyond June 30, 2000; that the sale of any of Dexter's core businesses would constitute the sale of all or substantially all of Dexter's assets pursuant to Section 33-831 of the Connecticut Business Corporation Act and therefore require approval of Dexter's shareholders; and that the directors have breached their fiduciary obligations to Dexter and its shareholders. The complaint requests declaratory and injunctive relief as well as money damages.

        On March 10, 2000 Dexter filed a motion for summary judgment to dismiss Count III of the complaint, in which ISP seeks a judicial determination that Dexter's Bylaws can lawfully be amended to increase the total number of directorships from 10 to 17 and to elect seven additional nominees to fill the seven newly created seats. On May 30, 2000, the Court issued an opinion granting Dexter's motion for summary judgment and dismissing Count III of the Complaint, on the grounds that ISP's Nominee Election Proposals violate (i) the terms of Dexter's certificate of incorporation, which provides that "the number of directorships within each class shall . . . be determined by the Board"; and (ii) Section 33-740(a) of the Connecticut Business Corporation Act, which provides that each class of directors on a classified board such as Dexter's "contain[ ] approximately the same percentage of the total, as near as may be." On June 14, 2000, the Court entered an order directing the entry of final judgment dismissing Count III of the complaint. On June 20, 2000, ISP filed a notice of appeal to the United States Court of Appeals for the Second Circuit from the Court's May 30, 2000 Memorandum of Decision dismissing Count III of the complaint.

        On June 22, 2000, at the request of ISP, the Court held a telephonic conference during which the Court granted ISP permission to file a motion for a preliminary injunction to seek to enjoin the consummation of Dexter's Asset Purchase Agreement with Loctite Corporation unless the transaction is submitted to a vote of Dexter shareholders. It is ISP's position that this transaction constitutes a sale of all or substantially all of Dexter's assets and thus must be approved by a shareholder vote pursuant to Section 33-831 of the Connecticut Business Corporation Act. Dexter believes ISP's motion is devoid of merit and intends to oppose it vigorously.

        Dexter and its General Counsel continue to believe that ISP's lawsuit is wholly without merit and Dexter intends to defend vigorously against it.

        The Dexter Rights Plan. The Dexter Rights Plan provides for the issuance of one Right for each outstanding share of Dexter Common Stock. Each Right entitles the holder to purchase one two-hundredth of a share of Series A Junior Participating Preferred Stock, without par value, at a price of $90.00 per one two- hundredth of a share.

        Initially, the Rights will be evidenced by certificates representing shares of Dexter Common Stock and will be transferable only in connection with the transfer of the underlying common stock. No separate certificates representing the Rights will be distributed. The Rights will separate from the shares of Dexter Common Stock and be represented by separate certificates on the earlier of (i) the close of business on the tenth business day after a public announcement by Dexter that a person is the beneficial owner of 11% or more of the outstanding shares of Dexter Common Stock or (ii) the close of business on the tenth business day (unless the Dexter Board of Directors sets a later date) after a person commences a tender or exchange offer which would result in such person being the beneficial owner of 20% or more of the outstanding shares of Dexter Common Stock (the earlier of (i) and (ii), the "Distribution Date").

        After the Rights separate from the shares of Dexter Common Stock, certificates representing the Rights (the "Rights Certificates") will be mailed to record holders of Dexter Common Stock. Once distributed, the Rights will be represented solely by the Rights Certificates.

        All shares of Dexter Common Stock issued prior to the date the Rights separate from the Dexter Common Stock will be issued with the Rights attached. The Rights will not be exercisable until the date the Rights separate from the Dexter Common Stock. The Rights will expire as of the close of business on August 31, 2006, unless earlier redeemed by Dexter.

        If an acquiror becomes the beneficial owner of 11% or more of the outstanding shares of Dexter Common Stock (except pursuant to a tender or exchange offer for all outstanding shares of Dexter Common Stock at a price and on terms determined by at least a majority of the entire Dexter Board of Directors to be in the best interests of Dexter and it shareholders or pursuant to a tender or exchange offer for all outstanding shares of Dexter Common Stock that meets the requirements outlined in the Dexter Rights
Plan), then the holder of each Right shall have the right to receive, upon exercise thereof at the then-current purchase price of the Right, such number of validly authorized and issued, fully paid, nonassessable and freely tradeable shares of common stock of the surviving, resulting or acquiring person, having a value equal to two (2) times the exercise price of the Right, subject to adjustment.

        If an acquiror becomes the beneficial owner of 11% or more of the outstanding shares of Dexter Common Stock and either (i) Dexter merges into another entity and is not the surviving corporation, (ii) another entity merges into Dexter and all or part of the outstanding shares of Dexter Common Stock are changed into or exchanged for securities of another entity or cash or any other property or (iii) Dexter sells more than 50% of its assets or earning power to another entity, then the holder of each Right shall have the right to receive, upon exercise thereof at the then-current purchase price of the Right, such number of validly authorized and issued, fully paid, nonassessable and freely tradeable shares of common stock of the surviving, resulting or acquiring person, having a value equal to two
(2) times the exercise price of the Right, subject to adjustment.

        Under the Dexter Rights Plan, any Rights that are or were owned by an acquiror of more than 20% of the outstanding shares of Dexter Common Stock will be null and void.

        The Board of Directors of Dexter may, at its option, redeem all but not less than all of the outstanding Rights under the Dexter Rights Plan prior to the earlier of (1) the tenth business day following the date at which an acquiror obtains 11% or more of the outstanding shares of Dexter Common Stock or (2) the final expiration date of the Dexter Rights Plan. The redemption price under the Dexter Rights Plan will be $0.01 per Right, subject to adjustment. The right to exercise the Rights will terminate upon the action of the Board of Directors of Dexter ordering the redemption of the Rights and the only right of the holders of the Rights will be to receive the redemption price.

        Holders of Rights have no rights as shareholders of Dexter, including the right to vote or receive dividends, simply by virtue of holding the Rights.

        The Dexter Rights Plan provides that Dexter may amend the provisions of the Dexter Rights Plan, except for those governing the redemption price of the Rights, the final expiration date, the purchase price or the number of one two-hundredths of a share of Preferred Stock for which a Right is exercisable, without the approval of the holders of certificates representing shares of Dexter Common Stock, prior to (i) the close of business on the tenth business day after a public announcement by Dexter that a person is the beneficial owner of 11% or more of the outstanding shares of Dexter Common Stock or (ii) the close of business on the tenth business day (unless the Dexter Board of Directors sets a later date) after a person commences a tender or exchange offer which would result in such person being the beneficial owner of 20% or more of the outstanding shares of Dexter Common Stock.

        On June 30, 2000, the Dexter Board of Directors determined to postpone the occurrence of a Distribution Date as a result of the public announcement of the ISP Offer until such later date as determined by the Dexter Board of Directors.

        Antitakeover Provisions. Section 33-844 of the CBCA provides that a public Connecticut corporation may not engage in any "Business Combination" (defined to include a variety of transactions, including mergers) with any Interested Shareholder (defined generally as the beneficial owner of 10% or more of the voting power of a corporation) for a period of five years following the date that such shareholder became an Interested Shareholder (the "Stock Acquisition Date"), unless, prior to the Stock Acquisition Date, the board of directors of the corporation and a majority of the non-employee directors (of which there shall be at least two) approved either the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder before the Stock Acquisition Date. A corporation may opt out of the above provision through an amendment to the corporation's certificate of incorporation or bylaws approved through the affirmative vote of the holders of two- thirds of the voting power of the outstanding voting stock excluding the voting stock of Interested Shareholders and their affiliates and associates. However, no such amendment shall be effective until 18 months after such shareholder vote and shall not apply to any Business Combination with an Interested Shareholder whose Stock Acquisition Date is on or prior to the effective date of such amendment. Neither Dexter's Restated Certificate of Incorporation nor its Bylaws exclude it from the restrictions imposed under
Section 33-844 of the CBCA.

        In addition, Section 33-841 of the CBCA provides that any Business Combination with an Interested Shareholder that was not approved by the board of directors prior to the Stock Acquisition Date must be approved by the board of directors, 80% of the voting power of the outstanding voting stock and two-thirds of the voting power of the outstanding voting stock not controlled by the Interested Shareholder or meet certain conditions regarding minimum price and type of consideration.

        Miscellaneous. Dexter has noted ISP's statement contained in its Schedule TO directing shareholders' attention to the Schedule 14D-9 and ISP's assumption that the Schedule 14D-9 will contain any additional non-public information provided by Dexter to ISP that Dexter believes to be material to a shareholder's decision whether to tender its shares in response to the ISP offer. Dexter wishes to inform shareholders that Dexter and ISP have entered into a confidentiality agreement which permits ISP to disclose such confidential information provided by Dexter to ISP as, in the opinion of ISP's counsel, is necessary to permit ISP to comply with its obligations under the federal securities laws. Dexter assumes no responsibility for any of the information contained in or omitted from ISP's Schedule TO.

ITEM 9         EXHIBITS.

EXHIBIT NO.
-----------

Exhibit 1.     Letter to Shareholders, dated June 30, 2000.*

Exhibit 2. Excerpted Sections of Dexter's Proxy Statement, dated June 2, 2000, relating to Dexter's Annual Meeting of
               Shareholders.

Exhibit 3.     Opinion of Lehman Brothers, Inc., dated June 30, 2000.*


-----------------------------------
* Included in the Schedule 14D-9 mailed to shareholders.


                                 SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   DEXTER CORPORATION


                                   By /s/ K. Grahame Walker
                                      -------------------------------
                                      Name:  K. Grahame Walker
                                      Title: Chairman and Chief Executive
                                             Officer


Dated:  June 30, 2000